March 21, 2007

VIA FEDERAL EXPRESS AND EDGAR
Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ryan C. Milne

Re: Raven Gold Corp. (the “Company” or the “Registrant”)
Item 4.01 Form 8-K
Filed September 19, 2006
Item 4.01 Form 8-K/A
Filed September 22, 2006
Item 4.01 Form 8-K
Filed September 28, 2006 (collectively, the “Current Reports”)
Response letter dated September 22, 2006
File No. 333-126680

Dear Mr. Milne:

This letter sets forth the Company’s responses to comments (the “Comments”) contained in the Staff letter, dated October 27, 2006 addressed to Mr. Gary Haukeland, the Company’s Chief Executive Officer, with respect to the Company’s filing of the Current Reports.

The Company’s responses to the Comments are indicated below, and set forth in this letter on a Comment by Comment basis, with each response following a repetition of the Staff’s Comment to which it applies. Comment numbers refer to the numbers set forth in the Staff letter. Pending the review and finalization of these responses and in view of the Comments, the Company intends to file an amended Current Report on Form 8-K/A as soon as possible.

Form 8-K filed September 28, 2006

1.
We note that you reported that there was a disagreement with your former accountant related to the failure to disclose subsequent events in your Form 10-KSB for the fiscal year ended April 30, 2006. Please revise to describe in greater detail the nature of the disagreement, and explain to us how you concluded that this disagreement does not represent a reportable event as defined in Item 304(a)(l)(iv) of Regulation S-B. Tell us in whether you intend to restate any prior period for any adjustment resulting from the disagreement or reportable event, and if not, explain the basis for your conclusion not to restate.

Response:

We have been advised by the Company that its current management has conducted an internal review of the events leading up to the Company entering into the acquisition agreements relating to the acquisition of the La Currita and Las Minatas properties in August of 2006 (collectively the “Agreements”), which Agreements were dated as of May 31 and June 1, 2006, and has determined the following:

(i) At this point the Company in time, the Company has concluded that the event reported in the Current Report filed on September 29, 2006, relating to the disagreement with Webb & Company (“Webb”) did not represent a reportable event as defined in Item 304(a)(l)(iv) of Regulation S-B. This determination was based upon the fact that the Company actually entered into and executed the Agreements in August of 2006, with the intent of having each of the Agreements be effective as of May 31 and June 1, 2006 respectively. However, the Agreements were actually dated as of these dates rather than stating that they were dated as of August 2006, but effective as of May and June dates.

(ii) We have been informed by the Company that the Company believes that the nature of the disagreement came about as a result of the Company entering into the Agreements in August of 2006, and mistakenly dating them as of May 31 and June 1, 2006, respectively. The Company further advised us that it did not have the corporate authority to enter into the Agreements on such dates; however, the Company did have the corporate authority to enter into the Agreements in August of 2006, did enter into the Agreements in August of 2006, and intended to have each of the Agreements be effective as of May 31 and June 1, 2006, respectively, but the Agreements were actually dated as of May 31 and June 1, 2006, but did not say effective as of these dates. This was further compounded by the Company’s statements in the Current Report that it filed with the Commission on Form 8-K on August 31, 2006, which reported the same information, i.e., that the Company entered into these Agreements on the effective dates, rather then stating that the Agreements were signed in August of 2006 with the intent to have them be effective in May and June. As a result, the Company believes this inaccurate disclosure gave rise to the reported dispute with the former accountants. The Company has further advised us that in light of it believing that it failed to date the agreements as of the date of the execution and having an effective date match the dates currently appearing on the Agreements, it will be promptly amending the aforementioned Current Report.

(iii) We have been further advised by the Company that the Company’s current management is reviewing with its accountants the disclosures made in its Annual Report filed with the Commission on Form 10-KSB on July 28, 2006 (the “Annual Report”), to determine whether there should have been included a subsequent event footnote in the Annual Report in light of the fact that the Company entered into the Agreements in August of 2006 with the intended effective dates. As of the date of this response letter, the Company has informed us that it does not believe that a subsequent event footnote should have been included in the Annual Report; however, based on the Company’s and its auditors’ recommendation and continuing review of the Staff’s Letter, the Company will advise the SEC accordingly and will make amended filings, if required or recommended by its auditors.

We have been further advised by the Company that in addition, the Company intends to amend its Current Report filed with the Commission on Form 8-K on September 22, 2006, to amend the disclosures set forth thereto with respect to the Agreements in order set forth that the Agreements entered into by the Company in August of 2006, and dated as of May 31 and June 1, 2006, respectively, were intended by the Company to be effective as of May 31 and June 1, 2006, respectively, but the Agreements were actually dated as of these dates but did not say effective as of these dates.

The Company has further confirmed to us that the Company believes that it might be required to amend its Quarterly Reports filed with the Commission on Form 10-QSB on September 19, 2006 and/or December 20, 2006 (collectively the “Quarterly Reports”), in order to amend the disclosures set forth thereto with respect to certain payments due under its long term liabilities in the form of promissory notes (the “Notes”) assumed and/or entered into by the Company in connection with the payments pursuant to the Agreements. In light of the foregoing, the Company has informed us that it and its accountants are reviewing the disclosures in the Quarterly Reports and will advise the Company accordingly.

2.	Please disclose the following related to your disagreement as set forth by Item
304(a)(1)(iv) of Regulation S-B:

•	whether any committee of the board of directors, or the board of directors, discussed the subjected matter of the disagreement with your former accountant; and

•
whether you have authorized your former accountant to respond fully to the inquiries of your successor accountant concerning the subject matter of the disagreement or event and, if not, describe the nature of and reason for any limitation.

Response:

We have been informed by the Company that prior to the filing of the Current Reports, the Company’s board of directors and its management did not have formal discussions with its former accountant with respect to the subject matter of the disagreement. Subsequent to the filing of the Current Reports, the Company has been in discussions with its former accountant regarding the nature of the disagreement and to what extent, if any, it will be required to amend its Annual Report and/or the Quarterly Reports to include the aforementioned footnote, as further set forth above. In addition, the Company’s management is continuing to liaison with the former accountants to ensure that their concerns, if such shall remain unresolved, are properly addressed by the Company and its current auditors, and will make amended filings, if required or recommended by its current and/or former auditors.

The Company has also advised us that it has authorized its former accountant to respond fully to the inquiries of the Company’s current, successor accountant concerning the subject matter of the disagreement.

3.	Please obtain and furnish an updated Exhibit 16 letter from your former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response:

The Company has confirmed to us that subsequent to the submission of this response letter and pending the finalization of the Company’s responses set forth herein, the Company shall obtain an updated Exhibit 16 letter from its former accountants and file it simultaneously with the formal version of the response set forth herein, and further file an amended Current Report on Form 8-K/A setting forth the nature of the disagreement and otherwise include the proper disclosure as required under Item 304(a)(1) of Regulation S-B.

Form 10-KSB for the Fiscal Year Ended April 30, 2006 and Form 10-QSB for the Fiscal Quarter Ended July 31, 2006

4.
We monitored your Form 10-KSB and Form 10-QSB solely related to matter addressed in this comment four. We note that you have concluded in your Form 10-KSB for the fiscal year ended April 30, 2006, and in your Form 10-QSB for the fiscal quarter ended July 31, 2006, that your disclosure controls and procedures were effective. Please explain to us the basis for your conclusion that your disclosure controls and procedures were effective in light of your failure to disclose the events subsequent to April 30, 2006, in your Form 10-KSB.

Response:

The Company has advised us that in light of the above statements, the Company believes at the present time, that the Company’s disclosure controls and procedures were effective as of its fiscal year ended April 30, 2006 and as of the end of its first fiscal quarter ended July 31, 2006, due to the fact that the Agreements were entered into in August of 2006. The Company is also currently reviewing all of its previously filed periodic reports and is discussing with its current auditors to ensure that the Company’s controls and procedures are also effective for any subsequently filed reports and that the Commission’s concerns are addressed. To the extent the Company determines that its disclosure controls and procedures may not have been effective as to its previously filed periodic reports, the Company intends to amend and restate them, if necessary, upon completion of its review. The Company has finally informed us that it intends to comply with the Commission’s review and position regarding the effectiveness of the Company’s internal disclosure controls and procedures for the aforementioned periods.

If you have any further comments and/or questions, please contact me or Sasha Ablovatskiy at (212) 930-9700.

Very truly yours,

Richard A. Friedman